UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2024	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

Number	:	Tel.68/UM 000/DCI-M0200000/2024

Jakarta,	June 28, 2024

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Disclosure of Material Information of Sale and Lease Back of Telecomunication infrastructure by PT Telekomunikasi Seluler

Dear Sir/Madam,

In compliance with Article 2 Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concerning Disclosure of The Information or Material Facts by The Issuer or Public Company, we hereby inform you that:

Issuer Name: PT Telkom Indonesia (Persero) Tbk

Business Sector: Telecommunication

Telephone: (+6221) 5215109

E-Mail: investor@telkom.co.id

1.	Information or Material Facts	Disclosure of Material Information of Sale and Lease Back of Telecommunication infrastructure by PT Telekomunikasi Seluler.
2.	Date	June 28, 2024
3.	Description

On Friday, June 28, 2024, PT Telekomunikasi Seluler (“Telkomsel”), a subsidiary of PT Telkom Indonesia (Persero) Tbk (“Telkom”) has completed the sale and purchase agreement with PT Dhost Telekomunikasi Nusantara for 850 indoor infrastructure (In Building Services Sites) and lease back 689 indoor infrastructure by Telkomsel with total transaction value of Rp685,001,000,000,- (six hundred eighty five billion one million rupiah).

4.	The Impact of the Events	There are no significant impacts on the company’s operational, legal, financial condition and going concern as the date of this disclosure.
5.	Others	This transaction is aligned with Company’s transformation strategy to strengthen Telkomsel’s position as the leading digital telecommunications service provider in Indonesia.

This transaction also consistent with the trend in the Telecommunications industry, where Telecommunications operators unlock their assets through Sale and Lease Back transactions and focusing more into developing their Company's core business.

It also allows Telkomsel to optimize their infrastructure to improve the quality of indoor services in order to obtain customer satisfaction and thus create better profitability.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Octavius Oky Prakarsa

Octavius Oky Prakarsa

VP Investor Relations